

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

December 15, 2006

Via U.S. Mail and Fax (817-900-1294)
Mr. M.E. Chapman
Chief Financial Officer
Texland Drilling Program – 1981, Ltd.
777 Main Street, Suite 3200
Fort Worth, TX 76102

    **Re: Texland Drilling Program – 1981, Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2005
           Filed April 20, 2006
           File No. 0-10563**

Dear Mr. Chapman:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 7 – Asset Retirement Obligations, page 24

1. We note the "revision in estimated cash flows" in the amount of $152,673. Tell us and disclose the nature of this revision and why it was so significant relative to the asset retirement obligation balance. Also, tell us how you accounted for this revision in estimated cash flows citing the appropriate accounting literature.

Forms 10-Q for Fiscal Quarters Ended September 30, 2006

2. We note your Form 10-Q for the period ended September 30, 2006 has not been filed as of the issue date of this letter. We further note that you did not file a notification of late filing for this period. Please file as soon as possible or tell us why you have not filed in a timely manner.

3. Tell us how you have determined the Partnership's disclosure controls and procedures are effective when you have not filed your annual or quarterly reports in a timely manner.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or April Sifford, Branch Chief Accountant at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

April Sifford
Branch Chief Accountant